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Scott L. Olson
713.220.4764 Phone
713.238.7410 Fax
solson@andrewskurth.com

November 8, 2007
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Weatherford International, Inc. Registration Statement on Form S-4 Filed October 15, 2007 File No. 333-146695
Dear Mr. Schwall:
     On behalf of Weatherford International, Inc., a Delaware corporation (the “Registrant), we enclose the responses of the Registrant to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 2, 2007, with respect to the Registrant’s Form S-4 (File No. 333-146695). For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment.
     Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,
/s/ Scott L. Olson

Scott L. Olson

cc: Burt M. Martin (Weatherford International, Inc.)
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Weatherford International, Inc.
Form S-4 (File No. 333-146695)
Registrant’s Responses to
SEC Comment Letter dated November 2, 2007

Exhibit 5.1 Opinion of Conyers Dill & Pearman
1.	As the legality opinion is not a disclosure document, please relocate the definition of “enforceable” to the appropriate portion of the prospectus. Please include in that portion of your prospectus any material differences between enforceability as defined in Bermuda law and as that concept is understood in the United States. We may have further comments.

Response:

The two paragraphs included on page 3 of the Exhibit 5.1 opinion regarding the definition of “enforceable” have been deleted because no enforceability opinion was provided under Bermuda law. The notes and guarantees covered by the opinion are governed by New York law, the enforceability of which is addressed in the Exhibit 5.2 opinion. Therefore, we do not believe that any definition of “enforceable” needs to be included in the prospectus.

We have filed an amendment to the Registration Statement with a new Exhibit 5.1 that has the two paragraphs referenced above removed.